UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

    SEI Investments Company

(Name of Issuer)

    Common Stock, $.01 par value

(Title of Class of Securities)

    784117 10 3

(CUSIP Number)

    Richard B. Aldridge

    Morgan, Lewis & Bockius LLP

    1701 Market Street

    Philadelphia, PA 19103

    (215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    September 7, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

CUSIP No. 784117 10 3	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alfred P. West, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,383,826
	8	SHARED VOTING POWER 9,000,561
	9	SOLE DISPOSITIVE POWER 16,383,826
	10	SHARED DISPOSITIVE POWER 9,000,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,384,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784117 10 3	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer.

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed on March 14, 1984 by Alfred P. West, Jr., as amended by Amendment No. 1 filed on December 30, 1991, Amendment No. 2 filed on April 9, 1998, Amendment No. 3 filed on May 15, 1998, Amendment No. 4 filed on April 16, 2003 and Amendment No. 5 filed on July 7, 2004 (as so amended, the “Schedule 13D”), with respect to shares of common stock, $0.01 par value (the “Common Stock”), of SEI Investments Company (the “Issuer”), as follows:

Item 4.	Purpose of Transaction.

Other than as described in Item 6 below, Mr. West has no present plan or proposal that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Mr. West beneficially owns 25,384,387 shares of Common Stock as of the date hereof, which represents approximately 13.37% of the Issuer’s Common Stock based on 189,824,192 shares of Common Stock outstanding as of February 19, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on February 25, 2010. This amount includes: (i) 15,514,267 shares of Common Stock held directly by Mr. West; (ii) 128,495 shares of Common Stock held by Mr. West’s wife; (ii) 8,858,096 shares of Common Stock held in trusts for the benefit of Mr. West’s children, of which trusts Mr. West’s wife is a trustee or co-trustee; (iv) 280,000 shares of Common Stock held in a trust for the benefit of William M. Doran’s children, of which trust Mr. West is a trustee; (v) 11,028 shares of Common Stock held in a charitable trust, of which trust Mr. West is a trustee; and (vi) 592,501 shares of Common Stock held by the West Family Foundation, a charitable foundation of which Mr. West is a director and officer. The filing of this Amendment and the Schedule 13D do not constitute an admission of beneficial ownership by Mr. West of the shares of Common Stock held in the above described trusts, or the West Family Foundation.

There were no transactions involving any shares of Common Stock beneficially owned by Mr. West during the 60 days prior to the filing of this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On January 31, 2005, Mr. West and his wife entered into a collateral agreement (the “Original Agreement”) with JP Morgan Chase Bank and its subsidiaries and affiliates (“JP Morgan”), which was subsequently amended on March 6, 2009 (the “Amendment” and, together with the Original Agreement, the “Collateral Agreement”). Pursuant to the Collateral Agreement, among other things, and subject to certain limitations, Mr. West and his wife originally pledged to JP Morgan approximately 11,019,954 shares of the Common Stock (22,039,098 shares after taking into account the Issuer’s two-for-one split of its outstanding common stock effective as of June 8, 2007) of the Issuer held directly or indirectly by Mr. West, subject to adjustment, as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to Mr. West and his wife. As of the date hereof, 12,684,267 shares of the Common Stock are pledged to JP Morgan pursuant to the Collateral Agreement.

CUSIP No. 784117 10 3	SCHEDULE 13D	Page 4 of 5

The Collateral Agreement provides that, subject to certain limitations, upon specified events of default, JP Morgan will obtain both voting and dispositive power with respect to the shares of Common Stock covered by the Collateral Agreement.

The descriptions of the Collateral Agreement are qualified by reference to the Original Agreement and the Amendment, copies of forms of which are filed as exhibits to the Schedule 13D. Please read these exhibits for further information regarding the Collateral Agreement.

Item 7.	Materials to be Filed as Exhibits.

99.1	Form of Collateral Agreement, dated as of January 31, 2005, by and among JP Morgan Chase Bank, Alfred P. West, Jr. and Loralee S. West.

99.2	Form of Amendment to Collateral Agreement, dated as of March 26, 2009, by and between JP Morgan Chase Bank and Alfred P. West, Jr.

CUSIP No. 784117 10 3	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010

By:	/s/ Alfred P. West, Jr.
Alfred P. West, Jr.